EXHIBIT 99.3

TSX: FF | OTCQX: FFMGF | FRANKFURT: FMG

MANAGEMENT’S

DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2

www.firstmininggold.com | 1-844-306-8827

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

TABLE OF CONTENTS

General	2
Company Overview and Strategy	2
2025 Highlights	3
Outlook	5
Select Financial Information	6
Mineral Property Portfolio Gold Reserves and Resources	7
Select Quarterly Financial Information	16
Results of Continuing Operations	17
Financial Condition, Liquidity and Capital Resources	20
Financial Instruments	21
Related Party Transactions	23
Off-Balance Sheet Arrangements	23
Financial Liabilities and Commitments	23
Non-IFRS Measures	24
Material Accounting Policies	24
Significant Accounting Judgements and Sources of Estimation Uncertainty	24
New Accounting Standards Issued	24
Risks and Uncertainties	24
Qualified Persons	25
Securities Outstanding	25
Disclosure Controls and Procedures	25
Management’s Report on Internal Control Over Financial Reporting	25
Limitations of Controls and Procedures	26
Forward-Looking Information	26
Cautionary Note to U.S. Investors	27

Page 1

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

GENERAL

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited annual consolidated financial statements of First Mining Gold Corp. (the “Company” or “First Mining”) for the years ended December 31, 2025 and 2024. These annual consolidated financial statements (“financial statements”) have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

For purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Continuous disclosure materials, including the Company’s 40-F/Annual Information Form (“AIF”), annual MD&A, audited consolidated financial statements, Notice of Annual Meeting of Shareholders, and Proxy Circular will be available on our website at www.firstmininggold.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Note that nothing mentioned is incorporated by reference unless specified otherwise.

In this MD&A, unless the context otherwise requires, references to the “Company”, “First Mining”, “we”, “us”, and “our” refer to First Mining Gold Corp. and its subsidiaries.

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. See the section in this MD&A titled “Forward-Looking Information” for further details. In addition, this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws, particularly with respect to the disclosure of mineral reserves and mineral resources. See the section in this MD&A titled “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” for further details.

This MD&A contains disclosure of certain non-IFRS financial measures. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. See the section in this MD&A titled "Non-IFRS Measures" for further details.

All dollar amounts included in this MD&A are expressed in Canadian dollars unless otherwise noted. This MD&A is dated as of March 30, 2026, and all information contained in this MD&A is current as of March 30, 2026.

COMPANY OVERVIEW AND STRATEGY

First Mining is advancing a portfolio of gold projects in Canada, with a focus on the Springpole Gold Project (the “Springpole Project” or “Springpole”) in northwestern Ontario, including the surrounding Birch-Uchi mineral tenure, and the Duparquet Gold Project (the “Duparquet Project” or “Duparquet”) in Quebec.

Springpole is one of the largest undeveloped gold projects in Ontario1. The Company has commenced a Feasibility Study (“FS”). The Company announced on November 5, 2024, that it has successfully submitted the final Environmental Impact Statement/Environmental Assessment (“EIS/EA”), while concurrently continuing with permitting activities. First Mining has received over 1,900 comments from various stakeholders and continues to engage and consult various Indigenous communities, municipalities, regulators and stakeholders by holding community open house meetings as well as technical reviews and meetings.

In September 2022, First Mining acquired 100% ownership of the Duparquet Project, one of the largest undeveloped gold projects in Quebec. The Company filed a Preliminary Economic Assessment (“PEA”) on the Duparquet Project in October 2023 and has been actively advancing exploration on the property since 2023. First Mining has a 30% interest in the Pickle Crow Gold Project (“Pickle Crow”) in Ontario, being advanced in a joint venture with Firefly Metals Ltd. (“Firefly”). On February 3, 2026, the Company announced that Firefly agreed to sell its 70% interest to Bellavista Resources Limited (“Bellavista”). See Corporate Highlights below for further details. First Mining’s 20% interest in the Hope Brook Gold Project in Newfoundland (being advanced in partnership with Big Ridge Gold Corp. (“Big Ridge”)) was sold to Big Ridge on July 31, 2025.

 _________________

1Source: S&P Market Intelligence database; ranking among undeveloped primary gold resources per jurisdiction.

Page 2

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

On November 20, 2025, the Company announced it entered into an agreement to sell its wholly-owned subsidiary, Cameron Gold Operations., which owns the Cameron Gold Project (“Cameron Project”). The transaction closed subsequent to year end, on March 10, 2026, and the Company now owns 47.85% of Seva Mining Corp. (“Seva”)

2025 HIGHLIGHTS

The following highlights the Company’s most recent developments (including subsequent events up to March 30, 2026).

Corporate Announcements

•

On March 10, 2026, the Company announced it had closed the sale of the Cameron Project to Seva. On closing of the transaction, First Mining received $5,000,000 in cash, a future cash payment of at least C$2,000,000, and 80,000,000 common shares of Seva representing approximately 47.85% of the common shares outstanding.

•

On February 24, 2026, the Company filed a final short form base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada, and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission.

•

On February 3, 2026, the Company announced that its joint-venture partner at First Mining’s Pickle Crow Gold Project, FireFly has agreed to sell its 70% interest in PC Gold Inc. (“PC Gold”), the entity that holds the Pickle Crow Project, to Bellavista Resources Limited (“Bellavisa), for 60 million Bellavista shares valued at A$45 million (Australian dollars) based on the concurrent financing price to be distributed to FireFly shareholders and A$37.5 million in Bellavista performance rights (the “Transaction”). The Transaction is expected to close in Q2 2026 and Bellavista has indicated its intention, in accordance with the agreement, to exercise the PC Gold buydown right to increase their ownership to 80% of the Project by paying $3 million in cash to First Mining following the closing of the transaction. If exercised, First Mining’s ownership interest in PC Gold would be reduced from 30% to 20% and its interest in PC Gold free carried to a decision to mine at Pickle Crow.

•

On August 5, 2025, the Company closed an upsized non-brokered offering of 95,000,000 units for proceeds of $17,100,000 and 33,350,000 flow-through units for proceeds of $7,337,000. The total proceeds from the non-brokered offering were $24,437,000. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.27 per share, exercisable at any time up to 36 months following the closing date.

•

On July 22, 2025, the Company closed an upsized public offering of 66,670,000 units for total gross proceeds of $12,000,600. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.27 per share, exercisable at any time up to 36 months following the closing date.

•

On July 7, 2025, the Company announced the sale of its remaining 20% project interest in the Hope Brook Gold Project (“Hope Brook”) for total consideration comprised of $3 million in cash and 7 million common shares of Big Ridge. The transaction closed on July 31, 2025.

•

On March 28, 2025, the Company announced that it has received the final payment of US$5 million from First Majestic in connection with the silver stream that First Majestic has with the Company’s Springpole Project. The parties had entered into an amending agreement to the Silver Purchase Agreement on March 13, 2025 to amend the terms of the final payment due from First Majestic under the Silver Purchase Agreement (“Tranche 3 Payment”), such that the condition of achieving an EA was removed and the Tranche 3 payment would be for US$5 million in cash. As consideration for amending the terms of the Tranche 3 payment, the Company amended the terms of the common share purchase warrants (“Warrants”) that were issued to First Majestic on July 2, 2020, under the terms of the Silver Purchase Agreement. The 32,050,228 Warrants that were issued to First Majestic had an exercise price of $0.374 per Warrant and were set to expire on July 2, 2025. The amended exercise price was $0.20 per Warrant with an expiration date of March 28, 2028. On December 16, 2025, the Company announced that it had received total proceeds of C$6,410,045 from the exercise of warrants by First Majestic Silver Corp.

•	As of December 31, 2025, the Company’s cash and marketable securities balance was $45.3 million and the equity interest in PC Gold Inc. (Pickle Crow Gold Project) was $21.5 million.

Page 3

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

Project Highlights

Springpole

•

On January 7, 2026, the Company announced results of the updated Socio-Economic Analysis for the Springpole Gold Project undertaken by WSP Canada Inc. which demonstrates the major benefits to the local region, Ontario and Canada. The Springpole project is anticipated to deliver 3,340 jobs in each year of construction, 5,910 jobs in each year of operations, to generate over $7 billion of tax revenue for government and contribute $15 billion to the Gross Domestic Product.

•

On November 18, 2025, the Company announced positive results from an updated Pre-Feasibility Study for the Springpole Gold Project. The NI 43-101 Technical Report for the study was filed on SEDAR+ December 23, 2025, entitled “Springpole Gold Project NI 43-101 Technical Report and Pre-Feasibility Study, Ontario, Canada” and was prepared by Ausenco Engineering Canada ULC of Vancouver, Canada with an effective date of December 1, 2025.

•

On July 3, 2025, Mishkeegogamang First Nation and the Company announced that they signed a Long-Term Relationship Agreement (“Agreement” or “LTRA”) for the Springpole Gold Project. The Agreement sets out a collaborative approach for the development of the Project, through construction, operations, and closure, in a manner that respects the environment and provides direct benefits to the First Nation.

•

On February 12, 2025, the Company announced final drilling results from the 2024 East Extension Phase 1 diamond drilling program. The East Extension Phase 1 exploration drilling program comprised 5 holes for a total of 2,293m and was successful in returning significant widths of continuous mineralization in an underexplored area of the Project located within the current PFS open-pit development footprint. Highlights from the drill program include two broad mineralization intervals of 0.75 g/t Au and 3.30 g/t Ag over 134.2m, and 0.67 g/t Au and 12.79 g/t Ag over 105.4m in drill hole SP24-011, and demonstrate significant upside potential to further extend mineralization with continuity and provide the opportunity to reclassify material that is currently classified as “waste” into “ore” in the proposed run of mine pit design.

Birch-Uchi

•	The Saddle-Challenger-Charger target area is one of several high priority exploration targets for the Company, with 2025 programs focusing on advancing the targets to the drill ready stage.

Duparquet

•

On March 9, 2026, the Company announced additional results from the 2025 Duparquet drilling program at the Miroir target including drill hole DUP25-081 returning 1.56 g/t Au over 33.15m, including 3.18 g/t Au over 7.60m. DUP25-085 returned 3.74 g/t Au over 15.5m and 7.18 g/t over 8.0, including 30.58 g/t over 1.65m. DUP25-090 returned 4.08 g/t Au over 12.0m, including 11.20 g/t Au over 1.0. Drilling at the Miroir target has been building potential for a strong resource growth zone, and will be a key target to advance in the 2026 drilling campaign.

•

On September 18, 2025, the company announced the signing of a historic Memorandum of Understanding with the City of Duparquet to establish a collaborative framework supporting both the development of the Duparquet Gold Project and associated key community initiatives. The agreement provides land to the City to promote sustainable community development aligned with potential future mining activities.

•

On September 8, 2025, the Company announced additional drilling results from the 2025 exploration program at Duparquet. Highlights include the continued advancement of the Aiguille discovery zone. Drill hole DUP25-058 returned 1.43 g/t Au over 24.1m, including 4.56 g/t Au over 4.0m, further extending the target eastward along strike.

•

On July 14, 2025, the Company announced the discovery of the “Minuit” zone, located 75m north of the historical Donchester Mine, that returned multiple significant intercepts in drill hole DUP25-059, highlighted by 2.25 g/t Au over 12.8m, including 4.08 g/t Au over 4.0m. In addition to the new discovery, drill hole DUP25-059 further returned an impressive intersection of 1.21 g/t Au over 60.2m, including 4.1 g/t Au over 4.3m, within Zone 3 of the Project’s current resource area, validating large scale continuity of modelled gold mineralization striking east-west at the southern contact of the Beattie Syenite.

Page 4

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

•

On May 28, 2025, the Company announced initial drilling results from the 2025 drill program which confirmed and expanded the known extent of mineralization at the newly discovered Miroir target and intersected the depth extension of mineralization at the Valentre target. Highlights include near surface mineralization intercepts from drill hole DUP25-052 that returned 2.77 g/t Au over 11.1m, including 4.36 g/t Au over 6.5m, and drill hole DUP25-054 that returned 1.41 g/t Au over 11.9m, including 2.52 g/t Au over 5.25m.

•

On March 5, 2025, the Company announced the largest exploration drill program undertaken since acquiring full ownership of the Project in 2022, with the aim of completing an approximate 18,000m of exploration drilling this year, focusing on advancing priority targets that are aligned to resource growth potential and further unlocking a regional gold endowment supportive of future development optionality at the project.

•

On January 20, 2025, the Company announced new drilling results from the 2024 Phase 3 diamond drilling program. The Company identified two new discovery gold zones during the expansion drilling at the Valentre target. Assay results for the newly discovered “Miroir Zone” located north of the Valentre target, returned 3.12 g/t Au over 19.35m, including 5.47 g/t Au over 9.6m. A second discovery, the “Aiguille Zone”, occurred south of the Valentre target, returning 8.99 g/t Au over 3.1m.

OUTLOOK

The Company remains focused on advancing its strategic objectives towards a number of near-term milestones, which include:

•

Completing the Springpole federal and provincial EA processes which includes a focus on community, Indigenous rights holder and stakeholder engagement, and working with local and Indigenous communities in anticipation of a federal and provincial EA decision in the first half of fiscal 2026; further baseline studies including post EA approval characterization work and permitting are planned for 2026. Commencing early-stage Geophysical, Geochemical, and Geotechnical field programs surrounding the Co-Disposal Facility (“CDF”) and dike locations at Springpole. These workstreams are critical to supporting the upcoming Feasibility Study (“FS”); additionally, we are transitioning to the Feasibility phase in the second half of the year; concurrently, we are advancing Springpole and Birch-Uchi exploration activities to identify and follow-up on regional targets.

•

Advancing exploration, environmental and technical work at the Duparquet Gold Project, including environmental baseline monitoring including geochemistry, surface water monitoring and hydrology, Phase 2 of the environmental remediation work including material transfer and storage planned for 2026, geological data compilation, ongoing field work and drilling programs towards optimizations to the project design and mine plan.

•	Implementing of the Memorandum of Understanding in collaboration with the city of Duparquet.

•	Achieving a strong balance sheet and improving cash position to fund project development and exploration activities.

Page 5

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

SELECT FINANCIAL INFORMATION

Financial Results (in $000s Except for per Share Amounts):	For the year ended December 31,
	2025	2024	2023
Mineral Property Cash Expenditures (1)	$19,456	$20,777	$18,193
Net Loss	(77,919)	(15,314)	(7,036)
Total Cash used in Operating Activities	(7,393)	(3,952)	(5,072)
Basic and Diluted Net Loss Per Share (in Dollars) (2)	$(0.07)	$(0.02)	$(0.01)

Financial Position (in $000s):	December 31, 2025	December 31, 2024	December 31, 2023
Cash and Cash Equivalents	$43,346	$11,351	$12,211
Working Capital (3)(4)	50,642	744	2,162
Marketable Securities	2,006	2,388	263
Mineral Properties (5)	251,497	256,059	244,234
Investment in NexGold Mining Corp. (formerly Treasury Metals Inc.) (6)	-	-	3,269
Investment in PC Gold Inc. (Pickle Crow Project)	21,524	21,527	21,527
Investment in Big Ridge Gold Corp. (Hope Brook Project)	-	-	1,406
Total Assets	348,792	294,852	286,067
Total Non-current Liabilities (7)	$107,508	$36,095	$36,486

(1)	This represents mineral property expenditures per consolidated statements of cash flows.
(2)	The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants.
(3)

This is a non-IFRS measurement with no standardized meaning under IFRS Accounting Standards and may not be comparable to similar financial measures presented by other issuers. For further information please see the section in this MD&A titled “Non-IFRS Measures” and “Trends in Liquidity, Working Capital, and Capital Resources”.

(4)	Working capital includes Assets Held For Sale.
(5)	Net of an impairment loss of $6.4M related to Cameron Gold Project recognized in Q4 2025, and an Impairment of $12.0M related to the Hope Brook Project recognized in Q1 2024.
(6)	During Q2 2024, the Company reclassified its equity investment in NexGold Mining Corp. to current marketable securities.
(7)

Non-current Liabilities is primarily comprised of the Silver Stream derivation liability for $107.3 million and is impacted by the estimated fair value on a quarterly basis using a discounted cash flow model which incorporates a Monte Carlo simulation with key input assumptions of silver price, silver forward curve, volatility and foreign exchange. Changes in these assumptions could result in material change in the estimated fair value.

Net Loss – The increase in net loss for the year ended 2025 compared to the net loss in the same period in 2024 is primarily due to the change in net loss from non-cash items. The increase in net loss for the year ended December 31, 2025 is due to the fair value loss of $67.0M on the Silver Stream liability and an impairment related to the Cameron Gold Project of $6.4 million (December 31, 2024: $12.0 million impairment of Hope Brook Project).

Cash and Cash Equivalents – The increase in cash and cash equivalents held for the year ended December 31, 2025 was largely due to net proceeds of $34.8M from private placements and public offerings, $12.1M from the exercise of warrants and options and $7.2M of cash received related to the Silver Stream. This was partially offset by expenditures on the Springpole and Duparquet 2025 exploration programs as well as costs associated with the final EA submission and Indigenous groups, and the remediation work at Duparquet

Total Assets – The increase relative to the period ended December 31, 2025, was primarily driven by equity financings completed during the year. These proceeds supported a $31.8M increase in mineral property expenditures, mainly at the Springpole and Duparquet projects. In the fourth quarter of 2025, the Cameron asset was reclassified from Mineral Properties to Asset Held for Sale and an impairment charge of $6.4M was recorded following the announcement of the proposed sale of the asset to Seva. On March 10, 2026, the Company announced it had closed the sale of the Cameron Project to Seva. On closing of the transaction, First Mining received $5.0M in cash, a future cash payment of at least C$2.0M, and 80,000,000 common shares of Seva representing approximately 48.5% of the common shares outstanding. With this substantial ownership stake and two representatives serving on Seva’s Board of Directors, the Company retains significant influence over Seva.

Page 6

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

MINERAL PROPERTY PORTFOLIO GOLD RESERVES AND RESOURCES

The Springpole Project is the only mineral project owned by First Mining that has Mineral Reserves attributed to it. The Mineral Reserves for Springpole are based on the conversion of Indicated Mineral Resources within the current pit design. The Mineral Resources and Reserves for the Springpole Project are shown below (for further details, see the technical report entitled “Springpole Gold Project NI 43-101 Technical Report and Pre-Feasibility Study, Ontario, Canada” dated December 19, 2025, prepared for First Mining by Ausenco Engineering Canada ULC and available under First Mining’s SEDAR+ profile at www.sedarplus.ca.:

Project	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces (oz)	Contained Silver Ounces (oz)
Probable Reserves
Springpole Gold Project (1)	102,000,000	0.94	4.90	3,100,000	16,100,000

Measured Resources
Duparquet Gold Project (2)	183,600	1.43	-	8,500	-
Indicated Resources
Springpole Gold Project (3)	191,000,000	0.78	4.60	4,800,000	28,000,000
Duparquet Gold Project (2)	69,022,700	1.55	-	3,432,100	-
Inferred Resources
Springpole Gold Project (3)	64,000,000	0.38	3.10	800,000	6,500,000
Pickle Crow Gold Project (30%) (4)	2,835,600	4.10	-	369,150	-
Duparquet Gold Project (2)	50,822,000	1.62	-	2,640,500	-
Total Measured Resources	183,600	1.43	-	8,500	-
Total Indicated Resources	260,022,700	0.98	4.60	8,232,100	28,000,000
Total Measured and Indicated Resources	260,206,300	0.98	4.60	8,240,600	28,000,000
Total Inferred Resources	117,657,600	1.01	3.10	3,809,650	6,500,000

The Mineral Reserves and Resources set out in this table are based on the technical report for the applicable property, the title and date of which are set out under the applicable property description within the section “Mineral Property Portfolio Review” in this MD&A or in the Company’s AIF for the year ended December 31, 2025, which is available under the Company’s SEDAR+ profile at www.sedarplus.ca. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

(1)

The Springpole Mineral Reserve Estimate has an effective date of November 13, 2025, and is based on the Mineral Resource Estimate that has an effective date of September 30, 2025. The Mineral Reserve Estimate was completed under the supervision of Gordon Zurowski, P.Eng., of AGP, a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pit based on a US$1,260/oz Au and US$14.40 pit shell with a US$2,100/oz Au and US$24/oz Ag price for revenue. The cut-off grade was 0.27 g/t gold (“Au”) for all pit phases. Preliminary mining cost assumptions were C$2.60/t mined of waste, C$2.30/t mined of ore, and C$2.00/t mined of overburden. Preliminary processing cost assumptions were $14.50/t processed, and the G&A cost assumption was $0.90/t processed. Preliminary process recovery assumptions for gold were 87.2% and the silver recovery was 85.5%. The exchange rate assumption applied was $1.35 equal to US$1.00.

(2)

The Duparquet Consolidated Mineral Resource Estimate represents a combination of the resources at the Duparquet, Pitt Gold and Duquesne deposits. For Duparquet, the mineral resource estimate is classified as Measured, Indicated and Inferred. For Pitt Gold and Duquesne, the mineral resource estimates are completely classified as Inferred. Duparquet deposit resources are reported at a cut-off grade of 0.4 g/t Au (in-pit and tailings) and 1.5 g/t Au (underground). Duquesne open pit resources are reported at a cut-off grade of 0.5 g/t Au, and Pitt Gold and Duquesne underground resources are reported at a cut-off grade of 1.75 g/t Au.

(3)

Springpole Mineral Resources are inclusive of Mineral Reserves. Open pit Mineral Resources are reported at a cut-off grade of 0.20 g/t Au. Cut-off grades are based on a price of US$2,450/oz Au and $27.50/oz (“Ag”), and processing recovery of 87.2% Au and 85.5% Ag. Silver Mineral Resources for Springpole are shown in separate columns for Silver Grade (g/t) and Contained Silver Ounces (oz).

(4)

The Pickle Crow Gold Project contains total Inferred Mineral Resources of 9,452,000 tonnes at 4.10 g/t Au, for a total of 1,230,500 ounces Au. This is comprised of 1,887,000 tonnes of pit-constrained (0.50 g/t Au cut-off) Inferred Mineral Resources at 1.30 g/t Au, and 7,565,000 tonnes of underground Inferred Mineral Resources that consist of: (i) a bulk tonnage, long-hole stopping component (2.00 g/t Au cut-off); and (ii) a high-grade cut-and-fill component (2.60 g/t Au cut-off) over a minimum width of 1 m. First Mining owns 30% of the Pickle Crow Gold Project, and 70% is owned by Firefly Metals Ltd. The Inferred Mineral Resources for Pickle Crow shown in the above table reflects First Mining’s percentage ownership interest in the Pickle Crow Gold Project.

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FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

Cameron Mineral Resources (Assets Held For Sale)
Category	Tonnes	Au Grade (g/t)	Gold (ozs)
Measured(1)	3,360,000	2.75	297,000
Indicated(2)(4)	2,170,000	2.40	167,000
Measured & Indicated	5,530,000	2.61	464,000
Inferred(3)	6,535,000	2.54	533,000

(1)

Comprised of 2,670,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Measured Mineral Resources at 2.66 g/t Au, and 690,000 tonnes of underground (2.00 g/t Au cut-off) Measured Mineral Resources at 3.09 g/t Au.

(2)

Comprised of 820,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Indicated Mineral Resources at 1.74 g/t Au, and 1,350,000 tonnes of underground (2.00 g/t Au cut-off) Indicated Mineral Resources at 2.08 g/t Au.

(3)

Comprised of 35,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Inferred Mineral Resources at 2.45 g/t Au, and 6,500,000 tonnes of underground (2.00 g/t Au cut-off) Inferred Mineral Resources at 2.54 g/t Au.

(4)	On November 20, 2025, the Company announced it had entered into an agreement to sell the Cameron Gold Project. The transaction closed on March 10, 2026

Mineral Property Portfolio Review

The following section discusses the Company’s priority and other significant projects for assets located in Canada. As at December 31, 2025 and 2024, the Company capitalized the following acquisition, exploration and evaluation costs to its mineral properties:

	Springpole	Birch-Uchi	Duparquet	Cameron	Hope Brook	Total
Balance, December 31, 2024	$154,237	$10,446	$55,212	$33,066	$3,098	$256,059
2025 acquisition and capitalized net expenditures	17,801	1,001	10,664	376	4	29,846
Asset sold	-	-	-	-	(3,102)	(3,102)
Assets held for sale	-	-	-	(27,016)	-	(27,016)
Impairment of non-current assets	-	-	-	(6,426)	-	(6,426)
Environmental remediation	-	-	2,136	-	-	2,136
Balance, December 31, 2025	$172,038	$11,447	$68,012	$-	$-	$251,497

Material Canadian Gold Projects

Springpole Gold Project, Ontario

With approximately 4.8 million ounces of gold and 28 million ounces of silver in the Indicated Mineral Resource category, the Springpole Gold Project is one of the largest undeveloped gold projects in Ontario2. As defined in the updated PFS, the Springpole Gold Project covers an area of 41,952 hectares in northwestern Ontario, and consists of 30 patented mining claims, 280 mining claims and 13 mining leases. Including additional mining claims acquired by First Mining in the Birch-Uchi region since 2021, the total mineral tenure area held by First Mining is approximately 60,000 hectares.

The Springpole Gold Project is located approximately 110 kilometres (“km”) northeast of the Municipality of Red Lake in northwestern Ontario and is situated within the Birch-Uchi Greenstone Belt. The large, open pittable resource is supported by significant infrastructure, including a 44-person onsite camp, a forestry access road within 18 km of the camp, and nearby power lines within 40 km.

__________________

2 Source: S&P Market Intelligence database; ranking among undeveloped primary gold resources per jurisdiction.

Page 8

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

During the year ended December 31, 2025, the most significant expenditures at the Springpole Gold Project were:

•	$5,278,000 for Indigenous consultation, including expenditures related to signing of Process Agreements with Cat Lake and Lac Seul First Nations;
•

$4,849,000 for environmental data collection and assessment activities, assaying, field and technical work primarily related to the submission of the final EA at the end of 2024 (details below under EIS/EA section);

•	$3,323,000 for technical consultants, contractors, and salaries related to technical work and the PFS update;
•	$1,840,000 for camp fuel costs, travel and other related expenditures;
•	$1,695,000 for exploration-related activities and technical studies; and
•	$816,000 for land tenure and advanced royalty payments.
$17,801,000

2025 PFS Update for Springpole

On November 18, 2025, the Company announced the positive results of an updated Pre-Feasibility Study (“2025 PFS”) completed for its 100%-owned Springpole Gold Project. The 2025 PFS results support a 30,000 tonnes-per-day (“tpd”) open pit mining operation.

PFS Update Highlights

•	US$3.2 billion pre-tax net present value at a 5% discount rate (“NPV5%”) at US$3,100/oz gold (“Au”), increasing to US$5.6 billion at US$4,200/oz Au.
•	US$2.1 billion after-tax NPV5% at US$3,100/oz Au, increasing to US$3.8 billion at US$4,200/oz Au.
•	54% pre-tax internal rate of return (“IRR”) at US$3,100/oz increasing to 82% at $4,200/oz Au.
•	41% after-tax IRR at US$3,100/oz Au increasing to 63% at US$4,200/oz Au.
•	Life of mine (“LOM”) of 9.4 years.
•	After-tax payback of 1.8 years and reducing to 1.2 years at US$4,200/oz Au.
•	Initial capital costs estimated at US$1,104 million, sustaining capital costs estimated at US$323 million, plus US$40 million in closure costs (excluding plant closure).
•	Average annual payable gold production of 330 koz per year (Years 1 to 5); 281 koz per year LOM.
•	Total net cash costs of US$742/oz (Years 1 to 5); and US$802/oz LOM.
•	Net All-In Sustaining Costs (“AISC”) of US$877/oz (Years 1 to 5), and AISC US$938/oz (LOM)

Springpole Exploration

The 2025 focus for Springpole Exploration included the integration and interpretation of the successful 2024 drilling results at the East Extension target and the delineation of strong follow up programs supporting resource growth. Additional exploration field work programs in 2025 focused on advancing geological data resolution around the proposed project development footprint in support of future geological model updates and project planning.

The Springpole East Extension Phase 1 drilling program was completed at the end of 2024, with final drilling results reported in February 2025.

Highlights from the 2024 East Extension Phase 1 drilling campaign include drill holes SP24-007, SP24-009, and SP24-011, all of which returned favorable gold and silver grades that are representative of the established resource grade profile. The most northerly hole of the program, SP24-011, returned two broad mineralization intervals including 0.75 g/t Au and 3.30 g/t Ag over 134.2m, and 0.67 g/t Au and 12.79 g/t Ag over 105.4m. The program was successful in returning significant widths of continuous mineralization in an underexplored area of the Springpole Project located within the current PFS open-pit development footprint. Results demonstrate significant upside potential to further extend mineralization with continuity and provide the opportunity to reclassify material that is currently classified as “waste” into “ore” in the proposed run of mine (“ROM”) pit design. This could potentially reduce the strip ratio and increase processed ore tonnes.

Page 9

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

Technical Programs

First Mining has been engaged in a number of significant technical programs to further optimize the development plan for Springpole and to further define the project scope for the Final EIS/EA, which was submitted in November 2024, and into the Feasibility Study (“FS”) process. These programs include FS-level metallurgical test work, geotechnical and site investigation work to support FS-level preliminary pit slope, dike and Co-Disposal Facility design, revisions to the PFS mine plan, an update to the Mineral Resource estimate in the PFS incorporating recent drilling results, completion of a power connectivity study, exploring renewable power generation opportunities, additional environmental data collection, and predictive environmental effects modelling and studies.

Environmental Impact Statement/Environmental Assessment (EIS/EA) Preparation

Consultation and engagement on the Final EIS/EA with Indigenous communities, municipalities, regulators and stakeholders has advanced significantly following the submission of the Final EIS/EA in Q4 2024. The Impact Assessment Agency of Canada confirmed that FMG has responded to all of their information requests and study requirements on the Final EIS/EA. FMG addressed comments from the MECP, Ministry of Northern Development, Ministry of Citizenship and Multiculturism, Ministry of Energy and Mines, Ministry of Indigenous Affairs and First Nations Economic Reconciliation, Impact Assessment Agency of Canada (“IAAC”), Mishkeegogamanag Ojibway First Nation, Wabauskang First Nation, Slate Falls Nation, Cat Lake First Nation, Lac Seul First Nation and the Ojibway Nation of Saugeen. The Company has addressed all of the federal and the majority of provincial comments/information requests and continues to respond and meet with the reviewers to conclude on final technical matters. In addition, the Company has continued to progress the Fish Habitat Offsetting and Compensation Plan through review and collaboration with the federal Department of Fisheries and Oceans Canada, as well as input from the Ministry of Energy and Mines and the Ministry of Natural Resources.

Cat Lake First Nation (“CLFN”)

On October 31, 2024, the Company announced that it entered into a Process Agreement with Cat Lake First Nation (“Cat Lake”) and Lac Seul First Nation (“Lac Seul”) which provides important capacity support for the implementation of a community-based consultation process called an Anishinaabe-Led Impact Assessment (“ALIA”). The Process Agreement represents a significant commitment for First Mining and provides the framework for First Mining, Cat Lake and Lac Seul to have procedural clarity and meaningful participation in the review of the Springpole Gold Project through the unique cultural perspective of the Anishinaabe people.

In 2025, CLFN and Lac Seul provided their review of the final EIS/EA as part of this process and have had numerous technical and community meetings with the Company. The Company has entered into negotiations with Cat Lake First Nation and Lac Seul First Nation towards a potential benefit agreement.

Key Catalysts for Springpole Project Development in 2025

First Mining continued with a number of important project advancements throughout 2025, including:

•	ongoing engagement and advancement of the federal and provincial processes and Indigenous consultation;
•	advancing geotechnical work plans to support Feasibility Study level designs of mine infrastructure; and
•

advancing exploration focused on reviewing, integrating and interpreting the results returned from the 2024 Springpole East Extension Phase 1 drilling program, including 3D model update and definition of follow-up drill hole targets for additional resource growth potential.

Future Work Plans

The Company will continue its work with local and Indigenous communities in anticipation of a federal and provincial EA decision in the first half of fiscal 2026. Further baseline studies including post EA approval characterization work and permitting are planned during 2026. We will continue commencing early-stage Geophysical, Geochemical, and Geotechnical field programs surrounding the Co-Disposal Facility (CDF) and dike locations at Springpole. These workstreams are critical to supporting the upcoming Feasibility Study (FS). Additionally, we are currently finalizing the Statement of Work (SOW) for all remaining scopes to transition into the Feasibility phase in the second half of 2026. We will also be advancing Springpole and Birch-Uchi exploration activities to identify and follow-up on regional targets.

Page 10

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

Silver Stream Transaction with First Majestic Silver Corp.

On June 10, 2020, First Mining closed a Silver Purchase Agreement with First Majestic Silver Corp (“First Majestic”) pursuant to which First Majestic agreed to pay First Mining total consideration of US$22.5 million (“Advance Payment”), in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project for the life of the project (“Silver Stream”), which has an initial term of 40 years from closing and is automatically extended by successive 10-year periods as long as the Springpole Gold Project life of mine continues. In addition, upon closing the transaction on July 2, 2020, First Mining issued to First Majestic 30 million common share purchase warrants (subsequently adjusted to 32,050,228) (“First Mining Warrants”) to purchase one First Mining share at an exercise price of $0.40 for a period of five years (subsequently re-priced to $0.37). The first two tranches totaling $17.5 million were paid to First Mining prior to 2025. The final tranche (“Tranche 3”) of US$5 million, was received in cash on March 28, 2025.

On March 14, 2025, the Company and First Majestic agreed to amend the terms of Tranche 3. As part of the amendment, the Company extended the expiry dates of the First Mining Warrants to March 31, 2028, and revised the exercise price to $0.20. Pursuant to the terms of the amended warrants, the Company received the right to accelerate the expiry date of the warrants to a date that is 30 days following the dissemination of a news release announcing the acceleration, if the closing price of the Company’s common shares on the TSX equaled or exceeded $0.30 for 45 consecutive trading days. All other terms of the warrants remain unchanged. On December 16, 2025, the Company announced that it had received total proceeds of $6,410,045 from the exercise by First Majestic of 32,050,228 warrants.

Upon receipt of its share of Springpole’s silver production, First Majestic would be required to make cash payments to First Mining for each ounce of silver under the Silver Purchase Agreement, equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery (“Silver Cash Price”), subject to a price cap of US$7.50 per ounce of silver (“Price Cap”). The Price Cap is subject to an annual inflation escalation of 2% commencing at the start of the third year of production. First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million at any time prior to the commencement of production at Springpole. The proceeds received by First Mining have been used to continue to advance the Springpole Gold Project through the FS process.

Birch-Uchi Gold Project, Ontario (Regional Exploration Acquisitions)

With its Birch-Uchi Gold Project, and to advance region scale exploration opportunities, First Mining has consolidated a ~75,000 hectare mineral tenure through acquisitions and option agreements surrounding its Springpole Project. The Birch-Uchi Greenstone Belt represents an encouraging opportunity for discovery. Prospective targets in this mineral tenure include: the past-producing high-grade Sol d’Or mine, the Swain property, the Vixen North property - located nearby the past-producing Argosy mine which produced approximately 100,000 oz. at 11.4 g/t Au, and the Birch property, which includes the HGI prospect where historical drilling has intersected gold grades up to 245 g/t.

On June 14, 2024 and August 05, 2025, pursuant to non-brokered private placements, the Company raised gross proceeds of $6.95 million and $7.34 million, respectively. Cumulative to December 31, 2025, $5.5 million of these proceeds were designated towards continued exploration of the Birch-Uchi Gold Project. As of December 31, 2025, the Company had $1.9 million in unspent expenditure commitments remaining that has been designated to this project.

During the year ended December 31, 2025, the most significant expenditures at the Birch-Uchi Gold Project were:

•	$348,000 for exploration-related activities and technical studies;
•	$273,000 for land tenure and royalties;
•	$255,000 for salary and share-based payments;
•	$74,000 for environmental, assaying, field supplies and other expenditures; and
•	$51,000 for travel and technical studies.
$1,001,000

Page 11

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

Future Work Plans

Building on completed field programs, the First Mining exploration team is actively integrating data for regional consolidation, analysis, and target refinement. In 2026, the focus is further characterizing select targets across key prospective areas and furthering additional dataset coverage to support the refinement, development and testing of drill targets. This work will continue throughout the 2026 year with supporting field work programs on select priority targets.

Duparquet Gold Project, Quebec

The Duparquet mineral tenure, as defined in the 2023 PEA, consists of seven contiguous mineral exploration properties which include: Beattie, Donchester, Central Duparquet, Dumico, Porcupine East, Pitt Gold, and Duquesne, as well as the tailings from the former Beattie mine. The Project is located in the Abitibi region of the Province of Quebec, approximately 50 km north of the city of Rouyn-Noranda. The Duparquet Gold Project site has infrastructure which includes paved provincial highways from RouynNoranda to the south and La Sarre to the north – both mining communities that can immediately provide mining services and skilled labour to explore and develop a mine when necessary. The Duparquet project site is proximal to Quebec’s hydroelectric power grid. The Duparquet land package comprises 199 map-designated claims totaling 5,804 hectares. The tenure spans across 19 km strike length of favourable gold hosting stratigraphy along the Destor-Porcupine Fault Zone.

On June 14, 2024 and August 5, 2025, pursuant to non-brokered private placements, the Company raised gross proceeds of $6.95 million and $7.34 million, respectively. Cumulative to December 31, 2025, $6.05 million of these proceeds were designated towards the continued development of the Duparquet Gold Project. As of December 31, 2025, the Company had $1.03 million of unspent expenditure commitments remaining related to this project. First Mining has been actively advancing exploration at the Duparquet Gold Project since 2023, and has completed 35,960m of drilling in 91 holes in its 2023, 2024 and 2025 drilling programs.

During the year ended December 31, 2025, the most significant expenditures at the Duparquet Gold Project were:

•	$5,000,000 provision related to the Duquesne option payment;
•	$2,210,000 for drilling, exploration and technical related activities;
•	$1,622,000 for salary and share based payments;
•	$1,550,000 for environmental, assaying, and field supplies;
•	$162,000 for travel, fuel and other expenditures; and
•	$120,000 for land taxes.
$10,664,000

2023 Preliminary Economic Assessment, Duparquet Gold Project

On September 7, 2023, First Mining announced results of a positive PEA at the Duparquet Gold Project. A NI-43-101 technical report for the PEA was filed on October 20, 2023. The PEA results support a 15,000 tonnes per day open pit and underground mining operation over an 11-year mine life. The economics of the PEA only consider the Duparquet gold deposit located on the Beattie, Donchester, Central Duparquet and Dumico claim blocks and do not include the mineral resources defined at the Pitt Gold and Duquesne deposits (see Mineral Resource Estimate section). For further details on the Duparquet PEA see the technical report entitled “NI 43-101 Technical Report: Preliminary Economic Assessment, Duparquet Gold Project, Quebec, Canada” dated October 20, 2023, which was prepared for First Mining by G Mining Services Inc. in accordance with NI 43-101 and is available under First Mining’s SEDAR+ profile at www.sedarplus.ca.

2023 PEA Highlights

•	$1.07 billion pre-tax NPV5% and $588 million after-tax NPV5% at US$1,800/oz gold (“Au”);
•	24.9% pre-tax IRR; 18.0% after-tax IRR at US$1,800/oz Au;
•	Annual Life-of-Mine (“LOM”) recovered gold production of 233 koz;
•	Total LOM recovered gold of 2.6 Moz over an 11-year mine life;
•	Pre-tax payback of 3.8 years; after-tax payback of 4.8 years;

Page 12

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

•	Initial capital costs estimated at $706 million; sustaining and underground development capital costs estimated at $738 million; and
•	Average annual LOM Total Cash Cost of US$751/oz (1); average annual LOM AISC of US$976/oz. (2)

(1) Total Cash Costs consist of mining costs, processing costs, mine-level G&A, treatment and refining charges and royalties.

(2) AISC includes total cash costs plus sustaining capital, development capital and closure costs.

The reader is advised that the PEA is preliminary in nature and is intended to provide only an initial, high-level review of the Project potential and design options. The PEA mine plan and economic model include numerous assumptions and the use of Inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and to be used in an economic analysis except as allowed for in PEA studies. There is no guarantee that Inferred resources can be converted to Indicated or Measured resources, and as such, there is no certainty that the PEA or Project economics described herein will be realized or achieved.

Economic Sensitivities

The Project economics and cash flows are highly sensitive to changes in the price of gold, as detailed in Table 2.

Table 2: PEA Sensitivity to Gold Price, Operating Costs and Capital Costs

Sensitivity to Gold Price

Gold Price (US$/oz)	$1,400	$1,600	$1,800	$2,000	$2,200
Pre-Tax NPV5%	C$168 million	C$621 million	C$1.07 billion	C$1.53 billion	C$1.98 billion
Pre-Tax IRR	8.5%	17.1%	24.9%	32.0%	38.6%
After-Tax NPV5%	C$20 million	C$310 million	C$588 million	C$859 million	C$1.12 billion
After-Tax IRR	5.5%	12.1%	18.0%	23.2%	28.0%

Sensitivity to Initial Capital Costs

Initial Capital Costs	+20%	+10%	C$706 million	-10%	-20%
Pre-Tax NPV5%	C$814 million	C$949 million	C$1.07 billion	C$1.18 billion	C$1.28 billion
Pre-Tax IRR	16.7%	20.4%	24.9%	30.5%	37.8%
After-Tax NPV5%	C$413 million	C$503 million	C$588 million	C$661 million	C$723 million
After-Tax IRR	12.0%	14.7%	18.0%	21.9%	26.9%

Sensitivity to Operating Costs

Operating Costs	+20%	+10%	C$2.2 billion	-10%	-20%
Pre-Tax NPV5%	C$761 million	C$917 million	C$1.07 billion	C$1.23 billion	C$1.39 billion
Pre-Tax IRR	19.5%	22.2%	24.9%	27.4%	29.9%
After-Tax NPV5%	$398 million	$494 million	C$588 million	$680 million	$771 million
After-Tax IRR	14.0%	16.0%	18.0%	19.9%	21.7%

Mineral Resource Estimate

Following the updated Mineral Resource Estimates at Pitt Gold and Duquesne, in August 2023 the consolidated Duparquet Project contains 3.44 million ounces of gold in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 2.64 million ounces of gold in the Inferred category, grading 1.62 g/t Au (see Table 3).

Page 13

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

Table 3: Duparquet Gold Project Consolidated Mineral Resource Estimate (Effective August 31, 2023)

Area (mining method)	Cut-off (g/t)	Measured Resource			Indicated Resource			Inferred Resource
		Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces
Open Pit	0.40	163,700	1.37	7,200	59,410,600	1.52	2,909,600	34,633,000	1.16	1,286,400
UG Mining	1.50	-	-	-	5,506,900	2.26	399,300	16,189,000	2.60	1,354,100
Tailings	0.40	19,900	2.03	1,300	4,105,200	0.93	123,200	-	-	-
Total	-	183,600	1.43	8,500	69,022,700	1.55	3,432,100	50,822,000	1.62	2,640,500

Exploration Program

In early March 2025, First Mining commenced its 2025 exploration program at Duparquet with the Phase 3B winter program, consisting of one drill rig targeting the recent discovery zone, Miroir, and following up on further extensional opportunities at the Central Duparquet-Valentre-Dumico target area. The Company brought on a second drill rig in Q2 2025 for the start of the Phase 4 program, focusing on further advancing select priority targets (North Zone, Buzz, Miroir, Aiguille, and South Zone), for resource growth potential and regional target discovery opportunities. The 2025 drill program was completed in late September, and comprised of 16,404 metres in 43 holes.

The 2025 drilling focused on expanding known mineralized zones and testing new areas of interest. At the Miroir discovery zone, located near surface, recent drilling has extended the gold-bearing structure to approximately 100m along strike and to a 100m depth, where the target remains open. Near-surface drilling delivered multiple positive gold intercepts highlighted by DUP25-064, which returned 3.23 g/t Au over 25.9 m, including 11.20 g/t Au over 2.0 m, and including 10.16 g/t Au over 1.4m as well as other notable results that include drill hole DUP25-052 returning 2.77 g/t Au over 11.1m, including 4.36 g/t over 6.5m, and drill hole DUP25-054 returning 1.41 g/t Au over 11.9m, including 2.52 g/t over 5.25m. Other notable results from the most recent drilling include drill hole DUP25-077 which returned 3.20 g/t Au over 15.75m, including 5.21g/t Au over 8.65m, and including 22.5 g/t Au over 0.7m, as well as 0.72 g/t Au over 11.8m. Drill hole DUP25-078 returned 2.01 g/t Au over 29.8m, including 15.7 g/t Au over 0.75m, including 18.2 g/t Au over 1.0m, while DUP25-079 returned 1.76 g/t Au over 16.25m, including 3.02 g/t Au over 6.2m and 0.71 g/t Au over 8.0m as well as 0.74 g/t Au over 7.3m. These results continue to demonstrate the multiple high-quality gold zones within the Miroir target and reinforce its potential for further growth.

Drilling also successfully extended mineralization at the Valentre Target, located approximately 225m south of Miroir. Results from drill hole DUP25-054 confirmed the presence of high-grade gold mineralization at depth, with 3.96 g/t Au over 9.3m, including 5.71 g/t over 5.8m at a vertical depth of 330m and drill hole DUP25-057 returning 2.80 g/t Au over 3.25m, including 4.93 g/t Au over 1.75m. These results confirm the continuity of the mineralized system at Valentre and demonstrate the potential for further expansion in depth.

Other highlights from 2025 drilling include the newly discovered “Minuit” zone, located 75m north of the historical Donchester Mine, that returned multiple significant intercepts in drill hole DUP25-059, highlighted by 2.25 g/t Au over 12.8m, including 4.08 g/t Au over 4.0m. The discovery was made via a drill hole targeting a western down-dip extension of the South Zone which successfully encountered strong mineralization within an underexplored area located approximately 75m into the footwall of the past-producing Donchester Mine. In addition to the new discovery, drill hole DUP25-059 further returned an impressive intersection of 1.21 g/t Au over 60.2m, including 4.1 g/t Au over 4.3m, within Zone 3 of the Project’s current resource area, validating large scale continuity of modelled gold mineralization striking east-west at the southern contact of the Beattie Syenite.

Another focus of the 2025 drilling was the continued advancement of the Aiguille zone, originally discovered in 2024 with hole DUP24-044 returning 8.99 g/t Au over 3.1m. Drill hole DUP25-058 returned 1.43 g/t Au over 24.1m, including 4.56 g/t Au over 4.0m, further extending the target eastward along strike. With these latest results, the Aiguille target has now been delineated over an approximate strike length of 100m. The zone remains open, and follow-up drilling will focus on further defining both its vertical and strike extents.

Page 14

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

Drilling at the CVD target area was also further advanced in 2025 with drill holes DUP25-055 and DUP25-057. Notably, DUP25-057 returned 2.80 g/t Au over 3.25m, including 4.93 g/t Au over 1.75m. The exploration strategy at the CVD target is focused on expanding the mineralized footprint and demonstrating continuity along strike and at depth.

Environmental and Permitting

First Mining has initiated discussions with the relevant Quebec ministries to map out the regulatory approval path for the Duparquet project. In parallel the Company initiated a targeted site remediation scope of work to address environmental and legacy issues as part of the redevelopment planning of the property. The scope of work addresses the February 15, 2023, Notice of Non-Compliance from the Ministry of the Environment, the Fight Against Climate Change, Wildlife and Parks (“MELCCFP”) in Quebec regarding the historical storage of 3,500 tons of historical mine byproduct material on the Duparquet property. Since acquiring the Duparquet Project, the Company has been proactively working with MELCCFP in respect of this historical environmental issue and on June 11, 2025, the Company received the required authorizations from the government of Quebec to carry out the construction work required to establish a newly engineered storage pad for the byproduct material. Construction of the storage pad was completed in November 2025 for a total cost of $2.4M. Phase 2 of the project, which includes material transfer and storage, is planned for 2026.

Future Work Plans

During 2025, First Mining completed approximately 16,500 m of exploration drilling as well as regional field work at the Duparquet Gold project, focusing on advancing priority targets that are aligned to resource growth potential which will further unlock an important regional gold endowment supportive of future development optionality. This program was the largest exploration drill program undertaken by the Company since acquiring full ownership of the Project in 2022. The immediate focus for 2026 will be on reviewing and interpreting the 2025 drilling results into the 3D geological model, supporting the development of follow-up exploration targets for drilling. Engineering efforts are focused on a comprehensive data review of metallurgical results and site infrastructure as well as mobilizing a definition drill program in late April or early May. The Company is actively quantifying the risks and opportunities identified in the Preliminary Economic Assessment (PEA) to optimize project outcomes. On the environmental front, phase 2 of the bunker remediation program expected to take place in Q2/Q3 2026.

Other Projects

Cameron Gold Project, Ontario

The Cameron Gold Project consists of a district-scale, 528 km2 (53,000 ha) mineral tenure package in northern Ontario, encompassing the Cameron Gold Deposit, the West Cedartree deposits (including Dubenski and Dogpaw), the East Cedartree deposit, and several other highly prospective gold showings that have historically been explored by both surface and underground drilling and mine development.

The Cameron project is centered around the foundational resource of the Cameron gold deposit containing 464,000 oz Au in the Measured and Indicated categories, and an additional 533,000 oz Au in the Inferred category. Further details are available in the NI-43-101 Technical Report entitled “Technical Report on the Cameron Gold Deposit, Ontario, Canada” dated January 17, 2017, which is available under the Company’s SEDAR+ profile at www.sedarplus.ca.

During the year ended December 31, 2025, the most significant expenditures on the Cameron Gold Project were:

•	$178,000 for environmental, assaying, and field supplies;
•	$148,000 for salary and share based payments;
•	$23,000 for drilling, exploration and technical related activities;
•	$22,000 for land taxes; and
•	$5,000 for travel and other expenditures.
$376,000

Page 15

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

On March 10, 2026, the Company closed the previously announced sale of the Cameron Gold Project to Seva Mining. As at December 31, 2025, $27.0 million of mineral property expenditures related to the project had been reclassified to Asset Held for Sale, and the Cameron mineral properties were considered impaired for IFRS accounting purposes by $6.4 million.

Pickle Crow Gold Project, Ontario (30% Project Interest)

As described above, on February 2, 2026, Firefly Metals announced the sale of its 70% interest in PC Gold Inc. to Bellavista. Bellavista is also expected to acquire an additional 10% interest in PC Gold Inc. from the Company for cash consideration of $3.0 million, which would reduce the Company’s ownership interest from 30% to 20%, subject to completion of the transaction, which is expected in April 2026.

The Pickle Crow Project hosts an Inferred Mineral Resource of 9.4 Mt grading 4.1 g/t Au and containing 1,230,500 oz Au. The technical report in support of these resources, entitled “An Updated Mineral Resource Estimate for the Pickle Crow Property, Patricia Mining Division, Northwestern Ontario, Canada” and dated June 15, 2018, was prepared for us by Micon International Limited in accordance with NI 43-101, and is available under our SEDAR+ profile at www.sedarplus.ca.

Hope Brook Gold Project, Newfoundland

First Mining owned a 20% interest in the Hope Brook Gold Project - a joint venture with Big Ridge who owned the remaining 80% interest and was the current operator. On July 31, 2025, the Company completed the sale of its ownership stake, which had a fair value of $3,102,000, to Big Ridge for consideration of $3 million in cash and 7 million common shares of Big Ridge with a fair value of $1,120,000. The Company recorded a gain of $1,019,000 on the sale through profit and loss for IFRS accounting purposes.

SELECT QUARTERLY FINANCIAL INFORMATION

	2025-Q4	2025-Q3	2025-Q2	2025-Q1	2024-Q4	2024-Q3	2024-Q2	2024-Q1
Net income (loss)	$ (31,563)	$ (21,974)	$ (5,262)	$ (19,120)	$ 19,139	$ (5,589)	$ (10,564)	$ (18,300)
Impairment of non-current assets	(6,426)	-	-	-	-	-	-	(11,955)
Total cash used in operating activities	(3,165)	(1,308)	(1,103)	(1,817)	(1,289)	(218)	(409)	(2,036)
Basic and diluted net income (loss) per share (in dollars)	(0.02)	(0.02)	-	(0.02)	0.02	(0.01)	(0.01)	(0.02)
	2025-Q4	2025-Q3	2025-Q2	2025-Q1	2024-Q4	2024-Q3	2024-Q2	2024-Q1
Cash and cash equivalents	43,346	35,720	5,190	10,102	11,351	11,038	10,368	7,732
Marketable securities	2,006	1,916	587	1,630	2,388	2,785	2,845	106
Working capital (deficit) (1)	50,642	27,446	(330)	3,499	744	3,388	1,943	(1,687)
Mineral properties	251,497	271,822	265,532	259,219	256,059	246,804	240,964	235,830
Investment in NexGold Mining Corp. (2)	-	-	-	-	-	-	-	3,034
Investment in PC Gold Inc.	21,524	21,524	21,524	21,525	21,527	21,527	21,527	21,527
Total assets	348,792	334,018	295,804	295,446	294,852	285,294	278,899	271,528
Total non-current liabilities	$ 107,508	$ 86,323	$ 62,594	$ 59,113	$ 36,095	$ 56,045	$ 51,094	$ 40,508

(1)

These are non-IFRS measures with no standardized meaning under IFRS Accounting Standards. Refer to the section in this MD&A titled “Non-IFRS Measures” and “Trends in Liquidity, Working Capital, and Capital Resources”.

(2)	During Q2 2024, the Company reclassified its equity investment in NexGold Mining Corp to marketable securities as a partial disposition of its interest to strengthen its liquidity position.

Page 16

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

Key trends in the quarterly results are as follows:

Net income (loss) – The current period net loss is primarily driven by the $38.7 million fair value loss in Q4 2025 attributed to the Company’s Silver Stream liability as well as an impairment of $6.4 million related to the Cameron Project, whereas the prior year comparable period net income is primarily comprised of the $19.7 million fair value gain in the Silver Stream liability.

Cash and cash equivalents – Cash and cash equivalents increased to $43.3 million at December 31, 2025 compared to $11.4 million at December 31, 2024, primarily due to $11.1 million of proceeds from the exercise of warrants and option in Q4 2025 and financing proceeds of$36.4 million received in Q3 2025, versus financing proceeds of $15.8 million offset by mineral property cash outflows of $0.5 million in Q4 2025 versus  cash outflows of $5.3 million in Q4 2024.

Total assets – The increase in total assets held at December 31, 2025, was mainly due to the increase in cash from financing activities, raised to fund additional mineral property expenditures.

Total non-current liabilities – Changes are primarily due to period-end fair value movements in Silver Stream derivative liability, partially offset by a decrease in the non-current portion of environmental remediation obligations as the related remediation work was reclassified to current with an expected completion date in 2026.

RESULTS OF CONTINUING OPERATIONS

Unless otherwise stated, the following financial data was prepared on a basis consistent with IFRS Accounting Standards. The data was extracted from the consolidated financial statements for the year ended December 31, 2025.

Page 17

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

Fourth Quarter 2025 compared to Fourth Quarter 2024

For the three months ended December 31, 2025, net loss increased by $50.7 million compared to the three months ended December 31, 2024. The most significant components of this overall change are explained by the following:

Income Statement Category	Three months ended December 31
(in $000s)	2025	2024	Variance	Explanation
Loss from operational activities
General and administration	$ 1,832	$ 1,489	$ 343	Higher due to professional and consulting fees related to transaction costs, legal fees and additional accounting support costs.
Exploration and evaluation	491	169	322	Higher software support, payroll costs and employee travel expenses in 2025.
Investor relations and marketing communications	687	405	282	Increased marketing and investor relations activities and allocation of payroll.
Corporate development and due diligence	428	165	263	Increase payroll costs and corporate activities.
Impairment of non-current assets	6,426	-	6,426	Cameron Gold Impairment in Q4 2025.
Loss from operational activities	9,864	2,228	7,636
Other items
Interest and other income	(3,050)	(217)	(2,833)	Variance primarily due to $2.8M in proceeds from Molybdenum sales from Duparquet in Q4 2025.
Gain on sale of marketable securities	(3)	-	(3)	Immaterial.
Foreign exchange loss/(gain)	138	(133)	271	Loss in the current period is due to a unfavourable movement in the USD/CAD exchange rates compared to the comparative period.
Other expenses	15	22	(7)	Immaterial.
Fair value loss/(gain) on Silver Stream liability	24,010	(19,722)	43,732

Primarily due to a 42% increase in market volatility, 35% increase in spot price of silver and 27% increase in forward curve for Q4 2025 versus an 8% decrease in spot price of silver and 1% decrease in forward curve for Q4 2024.

Deferred income tax recovery	(129)	(717)	588	Due to amortization of flow through share liability driven by incurring eligible expenditures.
Equity gain of equity accounted investments	718	(602)	1,320	PC Gold valuation adjustment in Q4 2024.
Net loss for the period	31,563	(19,141)	50,704
Other comprehensive loss
Fair value loss/(gain) on marketable securities	507	(396)	903	Primarily due to unfavourable mark-to-mark adjustments on marketable securities.
Net loss and comprehensive loss	$ 31,056	$ (18,745)	$ 49,801

Page 18

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

Year ended December 31, 2025 Compared to Year ended December 31, 2024

For the year ended December 31, 2025, net loss for the period increased by $62.6 million compared to the year ended December 31, 2024. The most significant components of this overall change are explained by the following:

Income Statement Category	Years ended December 31
(in $000s)	2025	2024	Variance	Explanation
Loss from operational activities
General and administration	$ 5,103	$ 4,673	$ 430	Higher due to professional and consulting fees related to year end audit, transaction fees, legal fees and accounting support.
Exploration and evaluation	1,142	794	348	Higher insurance allocation to E&E and higher year end bonus accrual
Investor relations and marketing communications	2,017	1,540	477	Higher expense on marketing & communications in order to raise investor awareness and as higher than prior year bonus accrual.
Corporate development and due diligence	1,006	783	223	Primarily higher due to higher annual bonus accruals.
Impairment of non-current assets	6,426	11,955	(5,529)	Cameron Gold Impairment in Q4 2025 vs Hope Brook Impairment in Q1 2024.
Loss from operational activities	15,694	19,745	(4,051)
Other items
Interest and other income	(3,382)	(1,178)	(2,204)	Variance primarily due to $0.7M in Duparquet Molybdenum and timber sales in 2024 vs $2.8M from Molybdenum sales in 2025.
(Gain)/loss on sale of marketable securities	(3)	13	(16)	Immaterial.
Foreign exchange loss/(gain)	294	(263)	557	Loss in the current period is due to the unfavourable movement in the USD/CAD exchange rates compared to a gain in the comparative period.
Other expenses	77	132	(55)	Immaterial.
Fair value loss on Silver Stream liability	66,979	119	66,860

Primarily due to 59% increase in market volatility, 57% increase in forward curve and a 57% increase in the silver spot price in 2025 compared to 6% increase in market volatility, 24% increase in forward curve and a 24% increase in the silver spot price in 2024.

Deferred income tax recovery	(1,442)	(2,047)	605	Due to amortization of flow through share liability driven by incurring eligible expenditures.
Fair value gain on PC Gold Options	718	(602)	1,320	No valuation adjustment for PC Gold in 2025.
Equity gain of equity accounted investments	(1,016)	(605)	(411)	Equity loss for investments held in Big Ridge in 2025 vs gain on Treasury Metals $1.1M and loss on Big Ridge $0.5M in 2024.
Net loss for the period	77,919	15,314	62,605
Other comprehensive loss
Fair value loss/(gain) on marketable securities	1,238	(845)	2,083	Primarily due to mark-to-mark adjustments on marketable securities.
Net loss and comprehensive loss	$ 76,681	$ 16,159	60,522

Page 19

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

(in $000s)	Year ended December 31,
	2025	2024
Cash Provided By (Used in)
Operating activities	$(7,393)	$(3,952)
Investing activities	(14,264)	(17,867)
Financing activities	53,986	20,737
Foreign exchange effect on cash	(334)	222
Change in Cash and Cash Equivalents	31,995	(860)
Working Capital (1)	50,642	744
Cash and cash equivalents, beginning	11,351	12,211
Cash and cash equivalents, ending	$43,346	$11,351

(1)

Working capital is a non-IFRS measurement with no standardized meaning under IFRS Accounting Standards and may not be comparable to similar financial measures presented by other issuers. For further information, please see the section in this MD&A titled “Non-IFRS Measures – Working Capital” and “Trends in Liquidity, Working Capital, and Capital Resources".

Key reasons for variances from December 31, 2024 to December 31, 2025 include:

•

Cash used in operating activities was $3.4 million higher than the prior year, primarily due to a $3.6 million decrease in accounts payable and accrued liabilities, reflecting the timing of payments and the settlement of year-end accruals during the current period.

•	Cash flows related to investing activities were relatively consistent compared to the prior year aside from the proceeds from the sale of the Hope Brook project in 2025.
•

Cash flows related to financing activities were significantly higher driven by the receipts from public and private offerings in 2025 and the exercise of warrants and options, with additional cash received related to the warrants associated with the Silver Stream advance payment agreement with First Majestic.

•

Working capital is higher at the end of the current period primarily due to high cash balances driven by financing receipts, as well as the reclassification of mineral properties to assets held for sale within current assets, partially offset by liabilities related to assets held for sale.

Trends in Liquidity, Working Capital, and Capital Resources

The Company’s audited annual consolidated financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue its operations for at least twelve months from December 31, 2025 and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

As of December 31, 2025, the Company had cash and cash equivalents of $43,346,000 (December 31, 2024 - $11,351,000), working capital of $50,642,000 (December 31, 2024 - $744,000) which is calculated as current assets less current liabilities, and an accumulated deficit of $258,814,000 (December 31, 2024 - $180,895,000). The Company had a working capital balance of $55,334,000 (December 31, 2024 - $4,718,000) excluding the 10% Option on PC Gold with Firefly from current liabilities. As at December 31, 2025, the Company had unspent flow-through expenditure of $5,631,000 (December 31, 2024 - $4,197,000) all of which is required to be spent by December 31, 2026.

During the year ended December 31, 2025, the Company incurred a net loss of $77,919,000 (2024 - $15,314,000) and used cash in operating activities of $7,393,000 (2024 - $3,952,000). The net loss for the Company is primarily driven by the fair value loss on the Silver Stream liability for $66,979,000 during the year due to the increase in market volatility, silver price forward curve and silver spot price. The Company’s operations to date have been financed by the issuance of common shares, sale of investments, assets, and royalties and the exercise of stock options and warrants. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and liquidate its investments as necessary. On July 22, 2025, the Company closed a public offering for gross proceeds of $12,000,600. In addition, on August 5, 2025, the Company closed a private placement totaling approximately $24,437,000, which included flow-through unit proceeds of $7,334,000, to further support its capital requirements.

Page 20

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

Reconciliation of the Use of Proceeds

The analysis below relates to the two public financings completed by the Company in 2024. The net proceeds were $7,163,000 from the Bought Deal financing that closed in September 2024 and $7,204,000 from the Base Shelf Prospectus closed in October 2024.

(in $)	Intended Use of Proceeds	Actual Use of Proceeds	Variance	Explanation
Total Net Proceeds	$ 14,367,000

Expected allocation of proceeds
Continued exploration and advancement of Springpole & Birch-Uchi	7,979,864	7,979,864	-	Funds fully utilized as of Q2 2025
Continued exploration and advancement of Duparquet	2,609,312	2,609,312	-	Funds fully utilized as of Q4 2024
Working capital and corporate costs	3,777,824	3,777,824	-	Funds fully utilized as of Q2 2025
Total	$ 14,367,000	$ 14,367,000

The analysis below relates to the two financings completed by the Company in 2025. The net proceeds were $11,248,000 from the public offering financing closed in July 2025 and $23,586,000 from the private placement closed in August 2025.

In CAD	Intended Use of Proceeds	Actual Use of Proceeds	Variance	Explanation
Total Net Proceeds	$ 34,834,000
				Company intends to use proceeds for future project work plans and working capital costs in 2026.
Expected Allocation of Proceeds
Continued exploration and advancement of Springpole & Birch-Uchi	16,555,660	11,186,641	5,369,019
Continued exploration and advancement of Duparquet	11,962,676	3,583,319	8,379,357
Working Capital & Corp costs	6,315,664	3,855,969	2,459,695
Total	$ 34,834,000	$ 18,625,929	$ 16,208,071

FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition, net of transaction costs in some cases. Fair value is based on quoted market prices unless the financial instruments are not traded in an active market. In this case, fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of the Company’s financial instruments and their fair value is included in Financial Statements, filed on SEDAR+ at www.sedarplus.ca. Risks related to financial instruments are discussed under Risks and Uncertainties.

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk and liquidity risk, through the use of financial instruments. The timeframe and the manner in which we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation. We do not acquire or issue derivative financial instruments for trading or speculative purposes. All transactions undertaken are to support our operations.

Risks Related to Financial Instruments

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk (including equity price risk, foreign currency risk, interest rate risk and commodity price risk), credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Board.

Page 21

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

The Board has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as much as possible without unduly affecting the Company’s competitiveness and flexibility.

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk, interest rate risk and commodity price risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding investments in equity securities in other mineral exploration related companies. Given the current holdings, the exposure risk is not significant.

If the fair value of our investments in equity instruments designated as fair value through other comprehensive income had been 10% higher or lower as at December 31, 2025, other comprehensive loss for the year ended December 31, 2025 would have decreased or increased, respectively, by $201,000 (2024 - $239,000).

Foreign Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. As at December 31, 2025, the Company was exposed to currency risk on the following financial instruments denominated in US$. The sensitivity of the Company’s net loss due to changes in the exchange rate between the US$ against the Canadian dollar is included in the table below in Canadian dollar equivalents:

(in $000s)	December 31, 2025
Cash, cash equivalents	$10,201
Net exposure	$10,201
Effect of +/- 10% change in currency	$1,020

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the necessary liquidity to conduct its day-to-day operations. The Company considers this risk to be immaterial.

Commodity Price Risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and geopolitical and economic conditions. The financial instruments impacted by commodity prices are the Silver Stream derivative liability and indirectly the PC Gold Option held relating to the net dilution from Firefly Metals Ltd completing its additional 10% equity interest in PC Gold and reducing First Mining’s ownership to 20%. The Company’s net loss sensitivity changes in commodity price risk would have increased or decreased by approximately $10.4 million if the commodity price had been 10% higher or lower as at December 31, 2025.

Page 22

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, short-term investments and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents and short-term investments to be immaterial as cash and cash equivalents and short-term investments are mainly held through high credit quality major Canadian financial institutions as determined by ratings agencies. As a result, the Company does not anticipate any credit losses.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

See the section in this MD&A titled “Financial Liabilities and Commitments” for a summary of the maturities of the Company’s financial liabilities as at December 31, 2025, based on the undiscounted contractual cash flows. As at December 31, 2025, the Company had cash and cash equivalents of $43,346,000 (December 31, 2024 - $11,351,000) (please refer to the section in this MD&A titled “Trends in Liquidity, Working Capital, and Capital Resources”).

RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the key management personnel, as well as the Company’s Directors and Officers.

Key management of the Company includes the members of the Board of Directors, Officers and Vice Presidents of the Company. The compensation paid or payable to key management for services during the years ended December 31, 2025 and 2024 is as follows:

Service or Item	For the year ended December 31,
	2025	2024
Directors’ fees	$323	$305
Salaries and consultants’ fees	4,232	1,715
Share-based payments (non-cash)	1,838	1,708
Total	$6,393	$3,728

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

FINANCIAL LIABILITIES AND COMMITMENTS

The Company’s financial liabilities based on the undiscounted contractual cash flows as at December 31, 2025 are summarized as follows. The Company’s Silver Stream derivative liability is also a financial liability; however, as settlement is not expected within the next five years, it has not been included in the table below. For further information regarding flow-through expenditure commitments, please refer to the Material Canadian Gold Projects section above:

(in $000s)	Carrying Amount	Contractual Amount	Less than 1 year	1 – 3 years	4 – 5 years
Accounts payable and accrued liabilities	$13,802	$ 13,802	$ 13,802	-	-
Accounts payable and accrued liabilities AHFS	373	373	373	-	-
Other liabilities	200	200	200	-	-
Lease liability	175	195	92	103	0
Total	$14,550	$14,570	$14,467	$103	$0

Page 23

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

NON-IFRS MEASURES

Alternative performance measures in this document such as “cash cost”, “AISC” and “AIC” are furnished to provide additional information. These non-IFRS performance measures are included in this MD&A because these statistics are used as key performance measures that management uses to monitor and assess future performance of the Springpole Gold Project, and to plan and assess the overall effectiveness and efficiency of mining operations.

The Company has included certain non-IFRS measures in the annual and quarterly information tables above for the calculation of the working capital as current assets less current liabilities. The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company.

Non-IFRS measures do not have any standardized meaning prescribed under IFRS Accounting Standards. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

MATERIAL ACCOUNTING POLICIES

The Company’s material accounting policies are in accordance with IFRS Accounting Standards and are disclosed in Financial Statements.

SIGNIFICANT ACCOUNTING JUDGEMENTS AND SOURCES OF ESTIMATION UNCERTAINTY

The Company’s significant accounting judgements and sources of estimation uncertainty are disclosed in the notes to the Financial Statements.

NEW ACCOUNTING STANDARDS ISSUED

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. We have assessed these standards, including Amendments to IAS 1 – Non-current Liabilities and Covenants, and determined they do not have a material impact on the Company in the current reporting period. In addition, the following standards have been issued by the IASB and we are currently assessing the impact on our consolidated financial statements:

•

Amendments to the Classification and Measurement of Financial Instruments (IFRS 9 and IFRS 7) with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2026; and

•	IFRS 18 Presentation and Disclosure in Financial Statements with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027.

No standards have been early adopted in the current period, and none are expected to have a material impact on the Company’s consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its business operations or financial results. Some of these risks and uncertainties are detailed below. For a comprehensive discussion of the risks and uncertainties that may have an adverse effect on the Company’s business, operations and financial results, refer to the Company’s latest AIF for the year ended December 31, 2025 filed with Canadian securities regulatory authorities at www.sedarplus.ca, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedarplus.ca. and www.sec.gov/edgar.html, is available upon request from the Company.

Page 24

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

QUALIFIED PERSONS

Hazel Mullin, P.Geo., Director of Data Management and Technical Services at First Mining, is a Qualified Person as defined by NI 43-101, and is responsible for the review and verification of the scientific and technical information in this MD&A.

James Maxwell, P.Geo., VP, Exploration and Project Operations for First Mining, is a Qualified Person as defined by NI 43-101, and he has reviewed and approved the scientific and technical disclosure in this MD&A relating to the Company’s mineral projects in Quebec.

SECURITIES OUTSTANDING

As at the date on which this MD&A was approved and authorized for issuance by the Board, the Company had the following outstanding securities.

MD&A Date
Common Shares	1,383,547,524
Warrants	165,096,906
Stock Options	65,600,000
Restricted Share Units	13,223,321
Performance Share Units	12,600,000
Deferred Share Units	1,999,000

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Management, with the participation of its Chief Executive Officer (“CEO”) and its CFO, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2025, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to Management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the SEC’s rules and the rules of the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. The Company’s internal control is effective. The Company’s internal control over financial reporting includes policies and procedures that:

•	address maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS Accounting Standards;
•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of Management and the Company’s Directors; and
•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. There have been no significant changes in our internal controls during the year ended December 31, 2025 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Page 25

FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

FORWARD-LOOKING INFORMATION

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of December 31, 2025. This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities regulations (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: statements regarding the advancement of the Company’s mineral assets towards production; statements regarding the potential for the Company to acquire additional mineral assets in the future; the Company’s plans to advance the Duparquet Gold Project in 2026 by continuing exploration programs and project derisking coupled with mining scenario optimization studies; statements regarding the next stages and anticipated timing of the metallurgical study or the environmental; statements regarding the completion of a FS for the Springpole Gold Project; statements regarding opportunities to enhance project economics identified under the PFS for the Springpole Gold Project; statements regarding the potential increase in gold and silver recoveries at the Springpole Gold Project; statements regarding opportunities for resource expansion within the existing footprint of Springpole and in the under-explored Birch-Uchi greenstone belt; statements regarding the continuation in 2025 of environmental data collection at Springpole, and consultation and engagement with Indigenous communities, regulators and stakeholders to support the final EA; statements regarding the anticipated receipt, timing and use of proceeds received by First Mining pursuant to the Silver Purchase Agreement; statements regarding the Company’s intentions and expectations regarding exploration, infrastructure and production potential of any of its mineral properties; statements relating to the Company’s working capital, capital expenditures and ability and intentions to raise capital; statements regarding the potential effects of financing on the Company’s capitalization, financial condition and operations; forecasts relating to mining, development and other activities at the Company’s operations; forecasts relating to market developments and trends in global supply and demand for gold; statements relating to future global financial conditions and the potential effects on the Company; statements relating to future work on the Company’s non-material properties; statements relating to the Company’s mineral reserve and mineral resource estimates; statements regarding regulatory approval and permitting including, but not limited to, Final EIS/EA approval for the Springpole Gold Project and the expected timing of such Final EIS/EA approval; statements regarding achieving a strong balance sheet and cash position to fund investing activities consistent with the Company’s business strategy; statements regarding key personnel; statements regarding non-IFRS measures and changes in accounting standards; statements relating to the limitation of the Company’s internal controls over financial reporting; and statements regarding the preparation or conduct of studies and reports and the expected timing of the commencement and completion of such studies and reports; and statements regarding the Company’s intention to continue with the ESG reporting framework outlined in the Company’s third annual ESG report that was published in June 2024.

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FIRST MINING GOLD CORP. (Presented in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the year ended December 31, 2025

There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risks that can affect our business” in the Company’s AIF for the year ended December 31, 2025 and other continuous disclosure documents filed from time to time via SEDAR+ with the applicable Canadian securities regulators. Forward-looking statements are based on the estimates and opinions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements. The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon.

CAUTIONARY NOTE TO U.S. INVESTORS

The technical information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the United States securities laws applicable to U.S. companies. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards. Technical disclosure contained in this MD&A has been prepared in accordance with the requirements of United States securities laws as it allows for MJDS filers to use Canadian requirements and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer’s material mineral projects.

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